C M

14040466

SECURITIE[S] ... [COMMI]SSION
Washington, D.C.20549

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SEC FILE NUMBER
8-68410

SEC Mail Processing Section
RECEIVED
APR 0 8 2014
Wash., D.C.
191

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF **12/31/13**

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

DITTO TRADE, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Monroe, Suite 1430
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yosef Fox	**(312) 263-5400**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

DITTO TRADE, INC.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO RULE 17a-5(e)(3)

December 31, 2013
AVAILABLE FOR PUBLIC INSPECTION

OATH OR AFFIRMATION

I, Yosef Fox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ditto Trade, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public SEE ATTACHED

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 4TH day of April, 2014, by Yosef Fox, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(seal)

LINDA L. YEE
Commission # 1991777
Notary Public - California
Los Angeles County
My Comm. Expires Oct 18, 2016

Signature Linda L. Yee

31448303

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Ditto Trade, Inc.

We have audited the accompanying statement of financial condition of Ditto Trade, Inc., (the "Company"), as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ditto Trade, Inc., as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Report on Other Regulatory Requirements
Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statement as a whole.

Ryan & Juraska

Chicago, Illinois
April 4, 2014

DITTO TRADE, INC.

Statement of Financial Condition

December 31, 2013

ASSETS

Cash	$	59,509
Deposit with broker-dealer		190,994
Receivable from broker-dealer		3,693
Receivable from an affiliate		89,418
Pre-paid Rent		14,605
	$	358,219

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts Payable	$	41,300
Payable to an affiliate		30,329
		71,629
Stockholder's equity		
Common stock, $0.001 par value; 100 shares authorized, issued, and outstanding		-
Additional paid-in capital		713,620
Retained deficit		(427,030)
		286,590
	$	358,219

See accompanying notes.

1. Organization and Business

Ditto Trade, Inc. (the "Company") is a corporation organized under the laws of the State of Illinois on September 21, 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Ditto Holdings, Inc. (the "Parent"). The Company clears all of its transactions on a fully disclosed basis with APEX Clearing Corporation. The Company's operations consist primarily of providing online trading of stocks and options to customers throughout the United States.

2. Summary of Significant Accounting Policies

Revenue and Expense Recognition from Securities Transactions
Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Interest income is recorded on an accrual basis.

Income Taxes
The Company provides for taxes in accordance with ASC 740, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are recognized based on the difference between the financial statement and tax basis of liabilities and assets using enacted tax rates.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. Off-Balance-Sheet Risk

Customer transactions are introduced to and cleared through the Company's broker on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

Commissions receivable represent a concentration of credit risk. The Company does not anticipate nonperformance by its customers or the broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business.

4. Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

5. Note Payable to Parent

At December 31, 2013, the Company had a note payable to its Parent with the following terms:

Effective Date	Amount	Maturity Date	Interest Rate
12/31/11	$30,329	Due on demand	2%

This note falls into a credit line agreement between Ditto Holdings, Inc. and Ditto Trade Inc. Ditto Trade, Inc. has a $500,000 line of credit with Ditto Holdings, Inc. with repayment options to expense or pay back in full. The maturity date for the line of credit is December 31, 2016.

Ditto Trade had various expenses that Ditto Holdings, Inc. paid throughout the year, which increased the amount of payable to Ditto Holdings, Inc. Ditto Holdings, Inc. loaned, throughout the year, a total amount of $239,600 to Ditto Trade, Inc., of which Ditto Trade, Inc. directly paid back $182,741 to Ditto Holdings. Ditto Holdings paid $56,859 of Ditto Trade's expenses.

Advertising	$	48,695
Legal		8,164
Total	$	56,859

6. Note Receivable from Parent

At December 31, 2013, the Company had a note receivable from its Parent with the following terms:

Effective Date	Amount	Maturity Date	Interest Rate
12/31/13	$89,418	Due on demand	2%

This $89,418 falls into a Demand Note agreement between Ditto Holdings, Inc. and Ditto Trade, Inc. dated December 31, 2013.

7. Fair Value Disclosure

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

7. Fair Value Disclosure, Continued

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2013, the Company held no Level 1, Level 2, or Level 3 investments.

8. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

8. Guarantees, continued

Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

The Company has entered into clearing agreements with its broker to guarantee the performance of its customers in meeting contracted obligations. As previously mentioned, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The maximum potential amount of future payments that the Company could be required to make under these guarantees cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements.

9. Related Party Transactions

At December 31, 2013, the Company had a note payable to its Parent of $30,329 (See note 5).

At December 31, 2013, the Company had a note receivable from its Parent of $89,418 (See note 6).

Ditto Holdings, Inc. is Lessee, and Sublessor to Ditto Trade, Inc., as well as co-tenant of the office occupied by Ditto Trade, Inc. The base monthly rent is $9,285.42. Ditto Trade, Inc. occupies one-half the space and Ditto Trade, Inc. and Ditto Holdings, Inc. have a sublease agreement pursuant to which Ditto Trade, Inc. is responsible to Ditto Holdings, Inc. for one-half the rental amount.

10. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to 6 ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2013, the Company had net capital and net capital requirements of $182,567 and $5,000, respectively.

11. Pending Litigation

During the relevant time period: (1) the Company terminated a former officer (and Director of its parent Company, Ditto Holdings, Inc.) for cause, including failure to obtain the necessary license to fulfill his duties; (2) the Company's parent filed a $20 million lawsuit against this former officer for among other things, breach of fiduciary duty and breach of confidentiality; (3) this former officer of the Company sent a letter to the United States Securities and Exchange Commission (the "SEC") asserting possible wrongful conduct involving the Company and certain senior officers with regard to the use of corporate

11. Pending Litigation, Continued

assets, the sale of securities and other acts, which assertions Ditto Holdings and the Company have vigorously denied; (4) the SEC commenced an investigation of the Company's parent company that involves the Company; (5) the Financial Industry Regulatory Authority ("FINRA") commenced an investigation involving the Company to determine whether violations of the federal securities laws and/or FINRA, NASD, NYSE, or MSRB rules may have occurred; and (6) the Division of Securities of the State of Colorado commenced information gathering activities involving the Company.

After the conclusion of the relevant time period; (1) civil litigation was filed by the same former officer against the Company and others relating to the same issues that are the subject of some or all of the above proceedings involving the Company; (2) the Company filed a counter lawsuit against the same former officer claiming breach of fiduciary duty, breach of confidentiality, breach of his employment agreement and tortious interference with prospective economic advantage; (3) the Company's CEO filed a defamation lawsuit against the same former officer.

No conclusions or adjudications adverse to the Company have been made and the Company is vigorously defending against any allegations of wrongdoing on its part.

12. Subsequent Events

The Company's management has evaluated events and transactions through April 4, 2014, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements, other than the disclosures in Note 11.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	DITTO TRADE, INC.	as of December 31, 2013

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)			$	286,590	[3480]
2.	Deduct: Ownership equity not allowable for net capital				-	[3490]
3.	Total ownership equity qualified for net capital			$	286,590	[3500]
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	[3520]
	B. Other (deductions) or allowable subordinated liabilities				-	[3525]
5.	Total capital and allowable subordinated liabilities			$	286,590	[3530]
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (receivable from affiliate)	$ 104,023	[3540]			
	B. Secured demand notice deficiency	-	[3590]			
	C. Commodity futures contracts and spot commodities proprietary capital charges	-	[3600]			
	D. Other deductions and/or charges	-	[3610]		(104,023)	[3620]
7.	Other additions and/or allowable credits (List)				-	[3630]
8.	Net Capital before haircuts on securities positions			$	182,567	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):					
	A. Contractual securities commitments	$ -	[3660]			
	B. Subordinated securities borrowings	-	[3670]			
	C. Trading and Investment securities					
	1. Exempted securities	-	[3735]			
	2. Debt securities	-	[3733]			
	3. Options	-	[3730]			
	4. Other securities	-	[3734]			
	D. Undue concentration	-	[3650]			
	E. Other (List)	-	[3736]	$	-	[3740]
10.	Net Capital			$	182,567	[3750]
					OMIT PENNIES	

Note: There are no material differences between the audited computation of net capital and that per the Company's amended FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **DITTO TRADE, INC** as of **December 31, 2013**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	2,753	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	[3760]
14.	Excess net capital (line 10 less 13)	$	177,567	[3770]
15.	Net capital less the greater of 10% of line 19 or 120% of line 12	$	175,404	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	$	71,629	[3790]
17.	Add:			
	A. Drafts for immediate credit ______ [3800]			
	B. Market value of securities borrowed for which no equivalent value is paid or credited ______ [3810]			
	C. Other unrecorded amounts (List) ______ [3820]	$	-	[3830]
19.	Total aggregate indebtedness	$	71,629	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)		39.23%	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits	$	-	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	-	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$	-	[3760]
25.	Excess net capital (line 10 less 24)	$	-	[3910]
26.	Net capital in excess of: 5% of combined aggregate debit items or $120% of line 24.	$	-	[3920]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

DITTO TRADE, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2013

The Company did not handle any customer cash or securities during the year ended December 31, 2013 and does not have any customer accounts.

DITTO TRADE, INC.

Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2013

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2013 and does not have any PAIB accounts

DITTO TRADE, INC.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2013

The Company did not handle any customer cash or securities during the year ended December 31, 2013 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
Ditto Trade, Inc.

In planning and performing our audit of the statement of financial condition of Ditto Trade, Inc. (the "Company"), as of December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

R&J

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control:

1) The Company has both notes receivable from and payable to its sole shareholder, Ditto Holdings, Inc. ("the Parent"). The balance of the notes increase or decrease by direct payments between the Company and the Parent, expenses paid by the Company on behalf of the parent or expenses paid by the Parent on behalf of the Company. The books and records of both the Company and the Parent are maintained by common management, which diminishes the segregation of duties of the Company. We identified certain instances where expenses paid by the Parent on behalf of the Company were omitted from the books and records of the Company.
2) The Company and Parent have an expense sharing agreement which comprised of a sublease agreement dated January 1, 2012 that covers rent expense for both entities. We identified certain other expenses being shared which should have been segregated.
3) We identified loan proceeds received directly from the shareholders of the Parent totaling $1,310,000. These proceeds should have been received directly from the Parent in accordance with the Company's line of credit agreement. These amounts were recorded by the Company as loan amounts from the Parent.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
April 4, 2014